UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number 333-250990

SAWAI GROUP HOLDINGS Co., Ltd.

(Translation of registrant’s name into English)

5-2-30, Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAWAI GROUP HOLDINGS Co., Ltd.

By:	/s/ Yoshiki Sakurai
Name:	Yoshiki Sakurai
Title:	Executive Officer, Group Chief Financial Officer and General Manager of Group Financial Department

Date: December 3, 2021

December 3, 2021

Sawai Group Holdings Co., Ltd.

Sawai Group Holdings and ORIX Agree on Conclusion of Transfer Agreement with Kobayashi Kako —Toward Early Establishment of In-house Annual Production Capacity of 20 Billion Tablets or More—

Sawai Group Holdings Co., Ltd. (Head office: Osaka, Japan; Representative Director and President: Kazuhiko Sueyoshi; hereinafter “Sawai Group”) is pleased to announced that Sawai Group, ORIX Corporation (Head office: Tokyo, Japan; President: Makoto Inoue; hereinafter “ORIX”), and Kobayashi Kako Co., Ltd. (Head office: Fukui, Japan; Representative Director: Hiroaki Tanaka; hereinafter “Kobayashi Kako”) have agreed that Sawai Group will take over Kobayashi Kako’s assets pertaining to production activities and personnel of related divisions, and concluded a transfer agreement (hereinafter, this “Transfer Agreement”).

Recently, concerns over generics supply have been growing in Japan where multiple companies have suspended production due to their violations of the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices. As a result, the stable delivery of safe and high-quality products to all people in need of generics becomes a major issue. Receiving more orders than expected, Sawai Group also has difficulty supplying products stably to meet demand as it has to adjust shipments for many products.

In this environment, Sawai Group is committed to strengthening stable supply capabilities to increase its share in the Japanese generics market, as stated in the Medium-Term Business Plan “START 2024” issued in May 2021. Since the prior medium-term business plan period, Sawai Group has already been exchanging information with many companies and seeking various means including consignment of manufacturing and corporate acquisitions, to increase its market share in the future. The core of the issue has been to obtain not only manufacturing facilities but also the personnel engaged in drug manufacturing. The manufacturing facilities and personnel engaged in manufacturing that Sawai Group is taking over on this occasion are presently unable to contribute to the stable supply of drugs, even if they desire to do so. The greatest reason for the decision this time is that by having them unite and act together with Sawai Group under its quality culture, we will be able to contribute to resolving the supply problem in the generics industry. Sawai Group’s in-house production capacity is being reinforced in stages by the construction of the new solid dosage form facility at the Daini Kyushu Factory announced in October 2021, the opening of the Daini East Japan Distribution Center in November 2021, and this Transfer Agreement. The aim is to establish a production system for 20 billion tablets or more as early as possible and increase the stable supply capacity to 23 billion tablets or more by 2030. Sawai Group will establish Trust Pharmatech Co., Ltd. (hereinafter, “Trust Pharmatech”) as a new subsidiary, which will receive the facilities and personnel to be transferred. As a Group company, Trust Pharmatech will strengthen its compliance system and implement a stringent quality control system while carefully advancing preparations to begin production of Sawai Group drugs.

With “always putting healthier lives first” as its corporate philosophy, Sawai Group is working to resolve social issues by realizing a sustainable society through the generics business. To fulfil its duty as a leading company in the generics industry, Sawai Group will continue to broadly and flexibly examine various possibilities, and strive to deliver safe and high-quality products to all people in need of generics.

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Message from Representative Director, Chairman, and Group CEO Mitsuo Sawai

In the generics industry, securing quality and reinforcing product supply capacity have become urgent issues. Sawai Group has sought all types of means for the stable delivery of safe and high-quality products to all people in need of generics. While seeking manufacturing facilities and personnel to strengthen our production capacity, we came to understand that this deal is essential to realize a future stable supply system, advanced negotiations, and reached an agreement. We believe this is one step toward contributing to the generics industry, and to medical practitioners and patients. Sawai Group as a whole will continue doing its utmost to meet patient expectations through the stable supply of high-quality generics.

Outline of facilities that constitute the main assets to be acquired

■ List of facilities to be acquired

The following facilities will be acquired:

Name	Address
Yachi Factory 1, Yachi Factory 2, Oncology Center, R&D Center	5-19 Yachi, Awara City, Fukui Prefecture
Seima Factory 1	19-1 Seima, Awara City, Fukui Prefecture
Seima Factory 2	11-15 Seima, Awara City, Fukui Prefecture
General Distribution Center	18-1 Seima, Awara City, Fukui Prefecture
Pharmaceutical Production Technology Research Center	3-10 Yachi, Awara City, Fukui Prefecture
Note:	Kobayashi Kako’s approved products, product inventory, raw materials, patents, trademarks, and other intellectual property rights, and contracts unrelated to the maintenance of production activities, as well as existing and potential debts, etc. arising from Kobayashi Kako’s business activities, are outside the scope of this Transfer Agreement. Sawai Group plans to use the assets to be acquired for the sole purpose of manufacturing Sawai Group products.

Outline of new company Trust Pharmatech Co., Ltd.

Company name	Trust Pharmatech Co., Ltd.
Date of establishment	December 3, 2021
Capital	101 million yen
Main business	Manufacturing of ethical pharmaceuticals
Representative Director	Toshiya Hasuo

Schedule

•	End of March 2022: Completion of transfer expected
•	Around April 2023: Start of operations (shipments) expected

◆Contact Information◆

Group Public Relations and Investor Relations Office, Sawai Group Holdings Co., Ltd.

E-mail: koho@sawaigroup.holdings

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